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                          November 16, 2020

       Steven Nichtberger
       President and Chief Executive Officer
       Cabaletta Bio, Inc.
       2929 Arch Street, Suite 600
       Philadelphia, Pennsylvania 19104

                                                        Re: Cabaletta Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2020
                                                            File No. 333-250006

       Dear Mr. Nichtberger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences